Exhibit C

Via Email

July 15, 2024

Members of the Board of Directors

c/o Stephen G. Oswald

Chairman, President and CEO

Ducommun Incorporated

200 Sandpointe Avenue

Suite 700

Santa Ana, CA 92707

RE: Revised Indication of Interest for Acquisition of Ducommun Incorporated

Stephen,

Albion River LLC’s affiliate Ignium LP (“Albion”) is a proud shareholder of Ducommun Incorporated (“Ducommun” or the “Company”). We currently own 1,349,533 common shares, representing approximately 9.2% of the Company’s outstanding shares.

We continue to believe the public markets are not the right setting for the Company to execute its strategy and maximize shareholder value over any timeframe. The Company’s stock price has stagnated for over 3 years until our recent bid and now trades within a few percentage points of the proposed purchase in our initial indication of interest. The Company has continued to be unable to unlock value despite a bull market for Aerospace and Defense equities over the same period.

We are writing to express our renewed interest in acquiring all the outstanding shares of Ducommun for a revised purchase price of $65 per share in cash, based on our review of public information regarding the Company. This represents a ~34% premium to the unaffected closing price on the last trading day prior to the announcement of our initial bid, which was April 8, 2024 and a ~31% premium to the Company’s 30-day volume weighted average trading price prior to our initial bid.

We would like to reiterate our desire to own all the shares in Ducommun; however, we encourage you, as fiduciaries, to run a thorough auction process and to determine the highest and best offer for a sale of Ducommun. While we would be an enthusiastic participant in such a process, our priority is to ensure the best possible outcome for all Ducommun shareholders.

Albion River LLC
2600 Tower Oaks Boulevard, Suite 280

Rockville, MD 20852

Albion’s Successful Track Record

Albion is a private direct investment firm focused on acquiring companies that produce highly technical Defense Products & Services. Albion is led by its group of partners and is supported by a team of expert advisors and an extensive network of industry and government professionals. Our capital comes exclusively from a handful of family offices and select institutional investors, enabling us to take a long-term view and hold businesses until they have reached their potential under our stewardship.

Albion has a successful track record of investing in Defense-oriented companies supporting U.S. and allied interests globally with similar or greater enterprise values, including: (i) American Pacific (formerly NASDAQ: APFC) with Huntsman Family Investments, the sole domestic producer of solid rocket fuel (sold to AE Industrial Partners in February 2020); (ii) Sparton Corporation (formerly NYSE: SPA) with Cerberus Capital Management, the leading U.S. manufacturer of anti-submarine and undersea warfare technologies (sold to Elbit Systems of America in April 2021); (iii) MDA (TSX: MDA), a global leader in space robotics and satellite components; and (iv) our recent acquisition of Maytag Aircraft LLC, whose global operations focus on aircraft fueling services, air terminal and ground handling services, and base operations support to the US Department of Defense.

As you can see, we are an experienced strategic investor and acquiror of companies like Ducommun. We have been able to generate successful outcomes in these past situations that benefited all stakeholders, and we are confident we can replicate this type of result for Ducommun. We intend to invest in and support Ducommun’s businesses and look forward to ensuring continued growth.

Additional Proposal Details

Albion believes that the Company’s stated position that it is “not for sale” and refusal to entertain any discussions is not in the best interests of shareholders. We reiterate our improved $65 per share indication of interest on the following terms.

Price:

A purchase price of $65 per share, in cash, which represents an enterprise value of ~$1.2 billion based on an estimated fully-diluted share count of ~14.9 million and outstanding net debt of ~$232 million, per the most recent Company reports.

Financing:	The definitive agreement will not be contingent on financing. However, we would look to employ a reasonable amount of debt financing as part of our acquisition and would appreciate your cooperation and input in providing information to potential lenders.

Rollover:	Subject to compliance with applicable securities rules, Albion is open to rollover from management, board members, and certain other large long-term shareholders.

Acquiring Entity:	The acquiring entity for the Company will be an affiliate of Albion Platform Holdings LLC (“Platform Co”).

Timing:	If given access to management and cooperation in the financing process, we believe we will be in a position to execute definitive documentation quickly. We will support and participate in a formal process to obtain the highest and best price for the Company for the benefit of all shareholders.

Management Team:	Albion is open to a discussion on retaining senior management. Albion hopes that key management employees will continue to work at the Company for many years to come and anticipates no changes to benefits. We appreciate the hard work of your employees.

Approvals:	Execution of mutually acceptable definitive transaction and related agreements will be conditioned upon final board approval by Platform Co and the Company.

Regulatory:	Albion is a United States investor, owned and controlled by US Citizens. We do not own a competing business. We have substantial experience in acquiring defense businesses and we do not believe there would be any material regulatory issues in completing this transaction.

Contact Information:	Should you have any questions, please feel free to contact the undersigned:

Darren Farber

Managing Partner

Phone: +1-703-302-0207

Email: darren.farber@albionriver.com

It is understood that this letter is a non-binding indication of interest only, and nothing in this letter shall create a binding obligation on the part of any party hereto. This non-binding indication of interest remains contingent upon, among other things (i) satisfactory completion of our due diligence review of the Company, (ii) the receipt of financing for the transaction, and (iii) the negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions.

We will be filing this letter as an exhibit to our Schedule 13D filing with the SEC.

2

We would therefore appreciate a response to this letter on or prior to July 19, 2024 at 5 pm (Eastern) and are requesting a meeting with you at your earliest convenience. Albion and our advisors are available to address any questions you may have in the meantime.

Very truly yours,

Albion River LLC

By:

Name:	Darren Farber
Title:	Managing Partner

cc:	Mark Schneiderman, Partner and General Counsel
Christos Tsentas, Partner

Eliot W. Robinson
Jonathan Nesher
(Bryan Cave Leighton Paisner LLP)

Dan Zacchei
(Longacre Square Partners LLC)

3